
November 6, 2014

<u>Via E-mail</u>
Mr. Efrain Rivera, Sr. Vice President,
Chief Financial Officer and Treasurer
Paychex, Inc.
911 Panorama Trail South
Rochester, New York 14625-2396

      Re: Paychex, Inc.
             Form 10-K for the fiscal year ended May 31, 2014
             Filed July 22, 2014
             File No. 0-11330

Dear Mr. Rivera:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                   Sincerely,

                   /s/ Terence O'Brien for

                   John Cash
                   Branch Chief